EXHIBIT 20.1


            PRECISION SYSTEMS RAISES $6 MILLION FROM MAJOR INVESTORS

                          October 1, 1997 8:42 AM EDT

St. Petersburg, Fla.--(BUSINESS WIRE)--October 1, 1997--Precision Systems, Inc. (NASDAQ:PSYS, BOS:PNS) today announced that it has completed a $6 million financing with Vulcan Ventures Incorporated, Didier Primat, and RMS Limited Partnership. In connection with the financing, each shareholder invested $2 million and received unsecured promissory notes which bear interest at 8% and mature January 1, 1999.

In addition to the promissory notes, each shareholder received a warrant to purchase 275,000 shares of Common Stock. The warrants will be exercisable for a five year period beginning September 30, 1998 at $4 per share. The company granted the investors certain registration and anti-dilution rights in conn ection with the transaction. The funds will primarily be used for general corporate purposes.

"This financing represents the continued confidence of the company's major stockholders regarding management's efforts and strategic focus," stated Wim Huisman, president and chief executive officer. "This financing provides the working capital to fund the company's continual growth in revenue and global market opportunities. Our view of the company's operations through 1997 remains optimistic."

Precision Systems is a global company that, together with its subsidiaries, Vicorp N.V. and BFD Productions, Inc., delivers telecommunications solutions to service providers and corporations. Vicorp's software and hardware products support enhanced calling and prepaid services, toll-free services, and advanced call center applications. BFD Productions is a service bureau specializing in audiotext and Internet applications. Headquartered in St. Petersburg, Florida
(USA), Precision Systems meets the needs of customers in more than 30 countries.

This press release contains forward-looking information, and actual results may vary from those expressed or implied herein. Factors that could affect these results include those mentioned in the company's Form 10-K.

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